

September 29, 2021

Gloria Fan
Chief Financial Officer
BEST Inc.
2nd Floor, Block A, Huaxing Modern Industry Park
No. 18 Tangmiao Road, Xihu District, Hangzhou
Zhejiang Province 310013
People's Republic of China

> **Re: BEST Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 16, 2021**
> **File No. 001-38198**

Dear Ms. Fan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 3. Key Information
D. Risk Factors, page 5

1.   We note you provide risk factor disclosures under "Risks Related to Our Corporate Structure," starting at page 22 and "Risk Related to Doing Business in the People's Republic of China," starting at page 27. Please revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section. In addition, expand your disclosure to specifically address the following risks:

   • Investors may never directly hold equity interests in the Chinese operating company;

- Chinese regulatory authorities could disallow your VIE structure, which would likely result in a material change in the value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless; and

- Legal and operational risks associated with being based in China could result in a material change in the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

- Risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

- Risks that any actions by the Chinese government to exert more oversight and control over your securities that are listed overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

2. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

3. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of existing ADSs to significantly decline or be worthless.

4. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain how this oversight impacts your business and your ADSs and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Item 4. Information on the Company
C. Organizational Structure, page 79

5. We note you provide a corporate structure diagram here which is also followed by your disclosure of variable interest entity contractual arrangements. Please address the following:

    • Revise to present these disclosures more prominently in your filing by placing them towards the forepart of Item 4. Information on the Company;

    • Describe how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements;

    • Revise your corporate structure diagram to include the other two VIEs, Hangzhou BEST IT and Hangzhou Baijia; and disclose your contractual agreements with each of them.

Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 83

6. We note from page 80 that you generated 73% of your revenue from continuing operations through your VIEs for the year ended December 31, 2020 and that consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

B. Liquidity and Capital Resources, page 105

7. We note from page 106 that "[a]s a holding company with no material operations of [your] own, [you] are a corporation separate and apart from [your] subsidiaries and [your] VIEs and therefore, must provide for [your] own liquidity." Please revise to address the following:

    • Provide a clear description of how cash is transferred through your organization and disclose the amounts of cash and cash equivalent held by each of your VIEs for the periods reported. In addition disclose your intentions to settle amounts owed under the VIE agreements;

- Quantify for the periods reported any cash flows and transfers of other assets by type that have occurred between the holding companies, their subsidiaries, and consolidated VIEs, and direction of transfer;

- Quantify any dividends or distributions that a subsidiary or consolidated VIEs have made to the holding companies and which entity made such transfer, and their tax consequences;

- Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Consolidated Balance Sheets, page F-5

8. Please tell us if any of the assets of your consolidated VIEs, as disclosed on page F-18, can be used only to settle obligations of the consolidated VIEs. If true, tell us why you do not present these assets separately on the face of your consolidated balance sheets pursuant to ASC 810-10-45-25. If not, disclose the reasons why there is no separate reporting in your footnote disclosure.

9. We note from your consolidated balance sheets on pages F-5 and F-6 that you report the aggregate amounts of current liabilities and non-current liabilities of the consolidated VIEs without recourse to the primary beneficiary. Please tell us the amounts without recourse of each line item of current and non-current liabilities presented in the consolidated balance sheets. In addition, tell us why reporting in aggregate is appropriate.

Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation, page F-12

10. We note from page F-18 that you present the aggregate carrying amounts of the assets, liabilities and the results of operations of the VIEs. Please tell us the quantitative and qualitative information about the different risk and reward characteristics of each VIE you have considered to conclude that aggregation is appropriate. In addition, disclose how similar entities are aggregated pursuant to ASC 810-10-50-9. Also refer to ASC 810-10-50-10.

2. Summary of Significant Accounting Policies
Liquidity and Going Concern, page F-21

11. We note you describe conditions that indicate there is substantial doubt about your ability to continue as a going concern. We also note you describe your plans to improve those conditions. Please revise to disclose your evaluation of the significance of those

conditions in relations to your ability to meet your obligation and how your plans are specifically to mitigate those conditions that raise substantial doubt about your ability to continue as a going concern. Refer to ASC 205-40-50-13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation